

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2020

Gilad Glick
Chief Executive Officer
Itamar Medical Ltd.
9 Halamish Street
Caesarea 3088900, Israel

>**Re: Itamar Medical Ltd.**
>**Registration Statement on Form F-3**
>**Filed November 18, 2020**
>**File No. 333-250155**

Dear Mr. Glick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

>Sincerely,
>
>Division of Corporation Finance
>Office of Life Sciences

cc: Nathan Ajiashvili, Esq.